Exhibit 99.1

Tuniu Announces Unaudited First Quarter 2015 Financial Results

Net revenues in Q1 2015 increased by 115.9% year-over-year

Gross bookings in Q1 2015 increased by 116.9% year-over-year

NANJING, China, May 25, 2015 — Tuniu Corporation (NASDAQ:TOUR) (“Tuniu” or the “Company”), a leading online leisure travel company in China, today announced its unaudited financial results for the first quarter ended March 31, 2015.

Highlights for the First Quarter of 2015

•                  Net revenues in the first quarter of 2015 increased by 115.9% year-over-year to RMB1,248.2 million (US$201.4 million).1

•                  Gross bookings2 which include organized tours and self-guided tours, increased by 116.9% to RMB1.9 billion (US$308.4 million) year-over-year in the first quarter of 2015.

•                  Total number of trips from organized tours (excluding local tours) increased by 154.8% year-over-year and the total number of trips from self-guided tours increased by 200.2% year-over-year in the first quarter of 2015.

•                  Mobile traffic contributed over 70% of total online traffic and 55% of total orders in the first quarter of 2015.

Mr. Donald Yu, Tuniu’s co-founder, Chairman and Chief Executive Officer, said, “We are pleased to report robust top-line and gross bookings year-over-year growth of 116% and 117%, respectively, in the first quarter of 2015. We were able to accelerate our market share growth by raising the industry’s barriers to entry through regional expansion, increased product selection, brand promotion and improved services. By continuously making investments in the next three years, we are confident that Tuniu will strengthen its market position as a leading one-stop leisure travel company.”

Mr. Alex Yan, Tuniu’s co-founder, President and Chief Operating Officer, said, “The acceleration of our top-line growth is a direct result of the implementation of our long-term strategic investments starting from last year. The execution of our regional expansion strategy has made a significant contribution to our business as the new cities where we added regional service centers last year contributed to over 12% of our gross bookings in the first quarter of 2015. Going forward, we will continue to invest in supply chain management, mobile technology and research and development in order to further improve our customers’ shopping experience.”

Mr. Conor Yang, Tuniu’s Chief Financial Officer, said, “We remain very optimistic on the growth outlook for China’s leisure travel market and we are confident that Tuniu will maintain its leading position and competitiveness in the long run. With the additional funding received from JD.com and other investors earlier this month, we will continue to pursue strategic investments in order to solidify our market position in the rapidly growing leisure travel sector.”

1  The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.1990 on March 31, 2015 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

2  Gross bookings refer to the total amount paid by our customers for the travel products that we have delivered and the travel services that we have rendered, including the related taxes, fees and other charges borne by our customers.

First Quarter 2015 Results

Net revenues were RMB1,248.2 million (US$201.4 million) in the first quarter of 2015, representing a year-over-year increase of 115.9% from the corresponding period in 2014. The increase was primarily due to the growth in revenues from both organized tours and self-guided tours. The number of trips sold increased by 134.6% to 659,032 in the first quarter of 2015 from 280,953 in the first quarter of 2014.

•                  Revenues from organized tours, substantially all of which are recognized on a gross basis, were RMB1,201.4 million (US$193.8 million) in the first quarter of 2015, representing a year-over-year increase of 116.8% from the corresponding period in 2014. The increase was primarily due to the rapid growth in demand for travel to certain international destinations, such as Europe, North America, South Korea and Japan, and for domestic tours. In the first quarter of 2015, the number of trips of organized tours (excluding local tours) increased by 154.8% to 259,801 from 101,964 in the same period last year, and the number of trips of local tours increased by 77.7% to 200,213 from 112,687 in the first quarter of 2014.

•                  Revenues from self-guided tours, which are recognized on a net basis, were RMB40.4 million (US$6.5 million) in the first quarter of 2015, representing a year-over-year increase of 77.3% from the corresponding period in 2014. The increase in revenues was primarily due to the growth in travel to the Maldives, South Korea, certain islands and domestic destinations. The number of trips of self-guided tours increased by 200.2% year-over-year to 199,018 in the first quarter of 2015 from 66,302 in the first quarter of 2014.

•                  Other revenues, were RMB11.2 million (US$1.8 million) in the first quarter of 2015, representing a year-over-year increase of 105.2% from the corresponding period in 2014. The increase was primarily due to an increase in revenues from tourist attraction tickets and service fees received from insurance companies, and revenues from visa application and certain new businesses such as services fees associated with train tickets and air tickets, which are recognized on a net basis.

Cost of revenues was RMB1,197.2 million (US$193.1 million) in the first quarter of 2015, representing a year-over-year increase of 123.4% from the corresponding period in 2014. The increase was primarily due to an increase in cost to suppliers of organized tours and an increase in the headcounts of our tour advisor, call center and regional service centers during the period. As a percentage of net revenues, cost of revenues was 95.9% in the first quarter of 2015 compared to 92.7% in the corresponding period in 2014.

Gross margin was 4.1% in the first quarter of 2015 compared to 7.3% in the first quarter of 2014. The decline in gross margin was primarily due to Tuniu’s strategic investment in pricing to build market share, and the higher costs associated with the newly-opened regional service centers, new product lines and newly-added second and third tier departure cities.

Operating expenses were RMB293.8 million (US$47.4 million) in the first quarter of 2015, representing a year-over-year increase of 170.0% from the corresponding period in 2014. Share-based compensation expenses, which were allocated to the respective operating expense line items, were RMB12.7 million (US$2.0 million) in the first quarter of 2015. Non-GAAP operating expenses, which excluded share-based compensation expenses, were RMB281.1 million (US$45.3 million) in the first quarter of 2015, representing a year-over-year increase of 158.3%.

•                  Research and product development expenses were RMB43.5 million (US$7.0 million) in the first quarter of 2015, representing a year-over-year increase of 156.3%. Non-GAAP research and product development expenses, which excluded share-based compensation expenses of RMB0.7 million (US$0.1 million), were RMB42.8 million (US$6.9 million) in the first quarter of 2015, representing an increase of 152.1% from the corresponding period in 2014. The increase was primarily due to investments in new product offerings and mobile related initiatives, and an increase in research and product development personnel related expenses.

•                  Sales and marketing expenses were RMB189.7 million (US$30.6 million) in the first quarter of 2015, representing a year-over-year increase of 158.1%. Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses of RMB230.0 thousand (US$37.1 thousand), were RMB189.4 million (US$30.6 million) in the first quarter of 2015, representing a year-over-year increase of 157.8% from the corresponding period in 2014. The increase was primarily due to branding campaigns and advertisements to drive our mobile business expansion.

•                  General and administrative expenses were RMB62.0 million (US$10.0 million) in the first quarter of 2015, representing a year-over-year increase of 214.2%. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses of RMB11.8 million (US$1.9 million), were RMB50.2 million (US$8.1 million) for the first quarter of 2015, representing a year-over-year increase of 154.6% from the corresponding period in 2014. The increase was primarily due to an increase in the headcount of our administrative and regional personnel as a result of our business expansion and an increase in the professional service fees associated with being a public company.

Loss from operations was RMB242.8 million (US$39.2 million) in the first quarter of 2015, compared to RMB66.5 million (US$10.7 million) in the corresponding period in 2014. Non-GAAP loss from operations, which excluded share-based compensation expenses, was RMB230.0 million (US$37.1 million) in the first quarter of 2015.

Net loss was RMB233.1 million (US$37.6 million) in the first quarter of 2015, compared RMB62.7 million (US$10.1 million) in the first quarter of 2014. Non-GAAP net loss, which excluded share-based compensation expenses, was RMB220.2 million (US$35.5 million) in the first quarter of 2015.

Net loss attributable to ordinary shareholders was RMB233.1 million (US$37.6 million) in the first quarter of 2015, compared to RMB62.7 million (US$10.1 million) in the corresponding period in 2014. Non-GAAP net loss attributable to ordinary shareholders, which excluded share-based compensation expenses, was RMB220.2 million (US$35.5 million) in the first quarter of 2015.

As of March 31, 2015, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB1.9 billion (US$307.2 million).

Business Outlook

For the second quarter of 2015, Tuniu expects to generate RMB 1,396.9 million to RMB 1,432.7 million of net revenues, which represents 95% to 100% growth year-over-year. This forecast reflects Tuniu’s current and preliminary view on the industry and its operations, which is subject to change.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00am U.S. Eastern Time, on May 25, 2015, (8:00pm, Beijing/Hong Kong Time, on May 25, 2015) to discuss the first quarter 2015 financial results.

Listeners may access the call by dialing the following numbers:

US:	+1-888-346-8982
Hong Kong	800-905945
China	4001-201203
International	+1-412-902-4272

Conference ID:	Tuniu Corporation Q1 2015 Earnings Call

A telephone replay will be available one hour after the end of the conference through June 2, 2015. The dial-in details are as follows:

US:	+1-877-344-7529
International	+1-412-317-0088

Replay Access Code:	10066177

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (NASDAQ:TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu has over 700,000 stock keeping units (SKUs) of packaged tours, covering over 140 countries worldwide and all the popular tourist attractions in China. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including over 850 tour advisors, a 24/7 call center and 75 regional service centers. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Tuniu’s goals and strategies; the growth of the online leisure travel market in China; the demand for its products and services; its relationships with customers and travel suppliers; its ability to offer competitive travel products and services; its future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided non-GAAP information related to cost of revenues, research and product development expenses, sales and marketing expenses, general and administrative expenses, operating expenses, loss from operations, net loss, net loss attributable to ordinary shareholders, net loss per ordinary share attributable to ordinary shareholders-basic and diluted and net loss per ADS, all of which excludes share-based compensation expenses. We believe that the non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP Results” set forth at the end of this press release. A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been — and will continue to be — a significant recurring expense in the Company’s business. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

For investor and media inquiries, please contact:

China

Maria Xin

Investor Relations and Strategic Investment Director

Tuniu Corporation

Phone: +86-25-8685-3178

E-mail: ir@tuniu.com

Lin Zhu

Brunswick Group

Phone: +86-21-6039-6388

E-mail:TUNIU@brunswickgroup.com

New York

Ella Kidron

Brunswick Group

Phone: +1-212-333-3810

E-mail: tuniu@brunswickgroup.com

(Financial Tables Follow)

Tuniu Corporation

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	1,457,722,376	1,174,121,594	189,405,000
Restricted cash	44,030,000	46,898,360	7,565,472
Short-term investments	468,570,000	683,566,000	110,270,366
Accounts receivable, net	8,644,481	28,939,529	4,668,419
Prepayments and other current assets	575,296,906	749,185,903	120,855,929
Total current assets	2,554,263,763	2,682,711,386	432,765,186

Non-current assets
Property and equipment, net	72,310,290	76,430,658	12,329,514
Other non-current assets	18,443,279	83,370,875	13,449,085
Total non-current assets	90,753,569	159,801,533	25,778,599
Total assets	2,645,017,332	2,842,512,919	458,543,785

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	382,704,323	702,419,106	113,311,680
Salary and welfare payable	78,739,361	72,225,730	11,651,191
Taxes payable	3,884,044	5,220,811	842,202
Advances from customers	638,827,791	733,247,578	118,284,817
Accrued expenses and other current liabilities	109,860,116	110,947,532	17,897,650
Total current liabilities	1,214,015,635	1,624,060,757	261,987,540
Non-current liabilities	22,278,479	21,217,599	3,422,745
Total liabilities	1,236,294,114	1,645,278,356	265,410,285

Shareholders’ equity
Ordinary shares	121,068	122,018	19,683
Additional paid-in capital	2,298,726,639	2,315,020,663	373,450,663
Accumulated other comprehensive loss	(21,080,728)	(15,808,308)	(2,550,138)
Accumulated deficit	(869,043,761)	(1,102,099,810)	(177,786,708)
Total shareholders’ equity	1,408,723,218	1,197,234,563	193,133,500
Total liabilities and shareholders’ equity	2,645,017,332	2,842,512,919	458,543,785

Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Loss

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	March 31, 2014	December 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	RMB	US$

Revenues
Organized tours	554,089,733	896,039,539	1,201,372,426	193,801,004
Self-guided tours	22,795,795	28,610,275	40,407,127	6,518,330
Others	5,455,109	8,852,058	11,195,373	1,805,997
Total revenues	582,340,637	933,501,872	1,252,974,926	202,125,331
Less: Business and related taxes	(4,167,166)	(4,803,392)	(4,747,137)	(765,791)
Net revenues	578,173,471	928,698,480	1,248,227,789	201,359,540
Cost of revenues	(535,879,586)	(867,129,831)	(1,197,241,357)	(193,134,595)
Gross profit	42,293,885	61,568,649	50,986,432	8,224,945

Operating expenses
Research and product development	(16,976,928)	(38,717,404)	(43,507,531)	(7,018,476)
Sales and marketing	(73,479,566)	(143,091,536)	(189,651,351)	(30,593,862)
General and administrative	(19,737,451)	(59,237,000)	(62,016,159)	(10,004,220)
Other operating income	1,374,411	2,996,602	1,357,313	218,957
Total operating expenses	(108,819,534)	(238,049,338)	(293,817,728)	(47,397,601)
Loss from operations	(66,525,649)	(176,480,689)	(242,831,296)	(39,172,656)
Other income/(expenses):
Interest income	6,595,034	8,621,182	9,582,931	1,545,883
Foreign exchange related gains/(losses), net	(2,752,245)	(63,170)	246,611	39,782
Other loss, net	(51,429)	(116,934)	(54,295)	(8,759)
Loss before income tax expense	(62,734,289)	(168,039,611)	(233,056,049)	(37,595,750)
Income tax expense	—	—	—	—
Net loss	(62,734,289)	(168,039,611)	(233,056,049)	(37,595,750)
Net loss attributable to ordinary shareholders	(62,734,289)	(168,039,611)	(233,056,049)	(37,595,750)

Net loss	(62,734,289)	(168,039,611)	(233,056,049)	(37,595,750)
Other comprehensive loss:
Foreign currency translation adjustment, net of nil tax	2,921,311	(3,547,388)	5,272,420	850,528
Comprehensive loss	(59,812,978)	(171,586,999)	(227,783,629)	(36,745,222)

Loss per share
Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(2.41)	(1.12)	(1.24)	(0.20)
Net loss per ADS -basic and diluted*	(7.24)	(3.35)	(3.71)	(0.60)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	26,000,000	150,645,691	188,667,867	188,667,867

Share-based compensation expenses included are as follows:
Cost of revenues	—	78,585	164,828	26,589
Research and product development	—	473,176	705,424	113,796
Sales and marketing	—	133,608	230,000	37,103
General and administrative	—	10,283,880	11,771,740	1,898,974
Total	—	10,969,249	12,871,992	2,076,462

*Each ADS represents three of the Company’s ordinary shares.

Reconciliations  of GAAP and Non-GAAP Results

(In RMB, except per share information)

	Quarter Ended March 31, 2015
		Share-based	Non-GAAP
	GAAP Result	Compensation	Result
Cost of revenues	(1,197,241,357)	164,828	(1,197,076,529)

Research and product development	(43,507,531)	705,424	(42,802,107)
Sales and marketing	(189,651,351)	230,000	(189,421,351)
General and administrative	(62,016,159)	11,771,740	(50,244,419)
Other operating income	1,357,313	—	1,357,313
Total operating expenses	(293,817,728)	12,707,164	(281,110,564)

Loss from operations	(242,831,296)	12,871,992	(229,959,304)

Net loss	(233,056,049)	12,871,992	(220,184,057)

Net loss attributable to ordinary shareholders	(233,056,049)	12,871,992	(220,184,057)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(1.24)	—	(1.17)
Net loss per ADS - basic and diluted	(3.71)	—	(3.50)

	Quarter Ended December 31, 2014
		Share-based	Non-GAAP
	GAAP Result	Compensation	Result
Cost of revenues	(867,129,831)	78,585	(867,051,246)

Research and product development	(38,717,404)	473,176	(38,244,228)
Sales and marketing	(143,091,536)	133,608	(142,957,928)
General and administrative	(59,237,000)	10,283,880	(48,953,120)
Other operating income	2,996,602	—	2,996,602
Total operating expenses	(238,049,338)	10,890,664	(227,158,674)

Loss from operations	(176,480,689)	10,969,249	(165,511,440)

Net loss	(168,039,611)	10,969,249	(157,070,362)

Net loss attributable to ordinary shareholders	(168,039,611)	10,969,249	(157,070,362)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(1.12)	—	(1.04)
Net loss per ADS - basic and diluted	(3.35)	—	(3.13)

	Quarter Ended March 31, 2014
		Share-based	Non-GAAP
	GAAP Result	Compensation	Result
Cost of revenues	(535,879,586)	—	(535,879,586)

Research and product development	(16,976,928)	—	(16,976,928)
Sales and marketing	(73,479,566)	—	(73,479,566)
General and administrative	(19,737,451)	—	(19,737,451)
Other operating income	1,374,411	—	1,374,411
Total operating expenses	(108,819,534)	—	(108,819,534)

Loss from operations	(66,525,649)	—	(66,525,649)

Net loss	(62,734,289)	—	(62,734,289)

Net loss attributable to ordinary shareholders	(62,734,289)	—	(62,734,289)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(2.41)	—	(2.41)
Net loss per ADS - basic and diluted	(7.24)	—	(7.24)